Exhibit 99.5

Back to Contents

Cover

Rio Tinto
Notice of annual general meeting
Keeping the world moving 2008

Inside front cover

Rio Tinto

This document is important and requires your immediate attention. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Rio Tinto Limited, please hand this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The annual general meeting will be held at 9.30am on Thursday, 24 April 2008 in the Ballroom Le Grand, Level 2, Sofitel Brisbane, 249 Turbot Street, Brisbane, Queensland.

Letter from the chairman

Rio Tinto Limited
(ABN 96 004 458 404)

120 Collins Street
Melbourne 3000

14 March 2008

Dear Shareholder

I am pleased to invite you to Rio Tinto Limited’s 2008 annual general meeting, which will be held at 9.30am on Thursday, 24 April 2008 in the Ballroom Le Grand, Level 2, Sofitel Brisbane, 249 Turbot Street, Brisbane, Queensland.
     Your participation in the annual general meeting is important to Rio Tinto. If you plan to attend the meeting, to assist staff with registration and admission, please complete and return the enclosed attendance card in the reply-paid envelope provided. If you are unable to attend, please complete and return the enclosed proxy form. Submitting a proxy form will ensure your vote is recorded but will not prevent you from attending and voting at the meeting itself.
     The formal notice of meeting and the resolutions to be proposed are set out on pages 2 and 3. Full explanatory notes on each resolution may be found on pages 4 to 8.
     You will notice that the order of business has changed this year. This change reflects common practice and comments received from a number of shareholders. Most of the items will be familiar to shareholders. Broadly, resolutions 1 and 2 deal with the receipt of the financial statements and the reports of the directors and of the auditors, and the approval of the Remuneration report respectively. Resolutions 3 to 9 concern the election and reelection of directors, while resolution 10 deals with the re-appointment and remuneration of auditors. Resolutions 11 and 12 relate to the regular renewal of Rio Tinto Limited’s buyback authorities, while resolution 13 seeks approval to amend Rio Tinto Limited’s constitution to allow increased capital management flexibility.
     This year, in addition to the normal re-election of directors retiring by rotation, we are also asking shareholders to elect Dick Evans as an executive director and Yves Fortier and Paul Tellier as non executive directors. Dick, Yves and Paul were appointed on 25 October 2007 following the successful acquisition of Alcan Inc., where they held the position of Chief Executive Officer, Chairman and independent non executive director respectively. All are based in Canada and a short biography of each of them is set out in the explanatory notes to the notice of meeting.

Back to Contents

     At the annual general meeting there will be an opportunity for shareholders to ask questions on each resolution. However, I intend to keep discussions focussed on each of the resolutions as it arises and will take questions on the 2007 Annual report and financial statements when we are considering that item of business at the meeting.
     Your directors are unanimously of the opinion that all the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.
     The parallel Rio Tinto plc meeting this year will take place on 17 April 2008. The overall results of the joint electorate vote will be announced to the media and relevant stock exchanges and posted on our website after the Rio Tinto Limited meeting. The results will be advertised in The Australian and may also be obtained from Rio Tinto Limited’s Share Registry on toll free (from within Australia) 1800 813 292 or on +61 3 9415 4030 (from outside Australia) after 24 April 2008.
     Finally, some shareholders have been targeted by cold calling or mailing from organisations with what seem like attractive ‘no lose’ deals, or with offers to buy their shares at below market value or with an unusually long settlement period. You should not enter into any such transaction without first consulting your stockbroker or financial advisor and checking the validity of such organisations with either the Australian Securities and Investments Commission (ASIC), the UK Financial Services Authority (FSA) or Rio Tinto through the Company Secretary’s office. For further information on this matter and any other issue in connection with Rio Tinto, please visit Rio Tinto’s website www.riotinto.com.
     The board and I look forward to your participation at the annual general meeting and thank you for your continued support.

Yours sincerely

Paul Skinner
Chairman

2008 Notice of meeting

Notice is hereby given that the annual general meeting of Rio Tinto Limited will be held in the Ballroom Le Grand, Level 2, Sofitel Brisbane, 249 Turbot Street, Brisbane, Queensland on Thursday, 24 April 2008 at 9.30am for the following purposes:

Ordinary business
Resolution 1 – Receipt of reports and financial statements
To receive the Company’s financial report and the reports of the directors and auditors for the year ended 31 December 2007.

Resolution 2 – Approval of the Remuneration report
To approve the Remuneration report for the year ended 31 December 2007 as set out in the 2007 Annual report.

Resolution 3 – To elect Richard Evans as a director.

Resolution 4 – To elect Yves Fortier as a director.

Resolution 5 – To elect Paul Tellier as a director.

Resolution 6 – To re-elect Tom Albanese as a director.

Resolution 7 – To re-elect Vivienne Cox as a director.

Resolution 8 – To re-elect Richard Goodmanson as a director.

Resolution 9 – To re-elect Paul Skinner as a director.

Resolution 10 – Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration

Back to Contents

To re-appoint PricewaterhouseCoopers LLP as auditors of Rio Tinto plc to hold office until the conclusion of the next annual general meeting at which accounts are laid before Rio Tinto plc and to authorise the Audit committee to determine the auditors’ remuneration.

Special business
Resolution 11 – Renewal of on-market share buyback authorities
To consider and, if thought fit, pass the following resolution:

“That approval is hereby given to on-market buybacks by Rio Tinto Limited of fully paid ordinary shares in Rio Tinto Limited (Ordinary Shares) in accordance with the Listing Rules of the Australian Securities Exchange, in the period following this approval until (and including) the date of the Rio Tinto Limited 2009 annual general meeting or 23 April 2009 (whichever is the later), but only to the extent that the number of Ordinary Shares bought back pursuant to this authority does not in that period exceed 28.57 million Ordinary Shares.”

Resolution 12 – Renewal of authorities to buy back shares held by Rio Tinto plc
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:

“That approval is hereby given to buybacks by Rio Tinto Limited of Ordinary Shares from Tinto Holdings Australia Pty Limited (THA) in the period following this approval until (and including) the date of the Rio Tinto Limited 2009 annual general meeting or 23 April 2009 (whichever is the later) upon the terms and subject to the conditions set out in the draft buyback agreement between Rio Tinto Limited and THA (entitled ‘2008 RTL-THA Agreement’), a copy of which has been produced to the meeting and is for the purposes of identification marked “A” and initialled by the Chairman.”

Resolution 13 – Amendments to the terms of the DLC Dividend Shares
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution on which the holder of the Special Voting Share shall be entitled to vote in accordance with Rule 74(c)(i) of Rio Tinto Limited's constitution:
“That, subject to the consent in writing of the holder of the Special Voting Share,:
(a) the constitution of Rio Tinto Limited be amended by deleting in their entirety Rule 5A(a)(ii)(E) and Rule 5A(b); and
(b) the articles of association of Rio Tinto plc be amended by deleting in its entirety Article 8A(b)(v) and the words 'For the purposes of this Article, the prescribed percentage shall be 100% or such lower percentage as the Board resolves at the date of issue of the DLC Dividend Share; and’ immediately thereafter.”

By order of the Board
Stephen Consedine Secretary
120 Collins Street
Melbourne Victoria 3000
14 March 2008

2008 Notice of meeting continued

Notes
For the purposes of the Corporations Act, Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 10.00pm Australian Eastern Standard Time on Tuesday, 22 April 2008 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.

A proxy form accompanies this notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of Rio Tinto Limited. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting Rio Tinto Limited’s share registry or you may copy the enclosed form.

A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes will be disregarded. To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls,

Back to Contents

452 Johnston Street, Abbotsford, Victoria, 3067 or at Rio Tinto Limited’s registered office or by facsimile to +61 3 9473 2555, by 9.30am Australian Eastern Standard Time on Tuesday, 22 April 2008.

The voting arrangements for shareholders under the Rio Tinto Group’s dual listed companies structure are explained in the ‘Shareholder Information’ section of the 2007 Annual report.

Of the resolutions proposed at this year’s meeting, resolutions 11 and 12 will be put to Rio Tinto Limited shareholders only. Resolution 13 will require separate special resolutions of the public shareholders of both Companies. Each of the remaining resolutions will be dealt with under the joint electoral procedure.

The following documents may be inspected at Rio Tinto Limited's registered office during normal business hours on any business day from the date of this notice of meeting until the close of Rio Tinto Limited’s annual general meeting on Thursday, 24 April 2008, and also at the Ballroom Le Grand, Level 2, Sofitel Brisbane, 249 Turbot Street, Brisbane, Queensland for at least 15 minutes prior to and during Rio Tinto Limited’s annual general meeting and are also available on the Rio Tinto website:

(a)	a copy of the proposed buyback agreement between Rio Tinto Limited and THA (entitled ‘2008 RTL-THA Agreement’) for the off-market purchase of up to all the shares held by THA;
(b)	a copy of Rio Tinto Limited’s existing constitution and a copy of Rio Tinto Limited’s constitution marked to show the proposed amendments pursuant to resolution 13; and
(c)	a copy of the existing articles of association of Rio Tinto plc and a copy of the articles of association of Rio Tinto plc marked to show the proposed amendments pursuant to resolution 13.

Shareholders eligible to vote at this meeting may submit written questions to the auditors, PricewaterhouseCoopers, to be answered at the meeting, provided the question is relevant to the content of the auditors’ report or the conduct of the audit of the financial report for the year ended 31 December 2007. Written questions must be received by no later than 5.00pm Australian Eastern Standard Time on Thursday, 17 April 2008. A list of qualifying questions will be made available to shareholders attending the meeting.

Any written questions to the auditors should be sent to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street Abbotsford, Victoria, 3067 or Rio Tinto Limited’s registered office or by facsimile to +61 3 9473 2555.

The recent announcements by BHP Billiton (BHPB) in respect of Rio Tinto may constitute the public announcement of a tender offer under federal securities laws in the United States. If BHPB commences a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, Rio Tinto will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (SEC) on Schedule 14D-9 thereafter and holders of Rio Tinto’s shares and Rio Tinto plc’s ADRs are advised to read it when it becomes available as it will contain important information. Copies of any such Solicitation/Recommendation Statement and other related documents filed by Rio Tinto will be available free of charge on the SEC's website at http://www.sec.gov and on Rio Tinto's website at www.riotinto.com.

Explanatory notes
Explanatory notes on the resolutions to be proposed at the 2008 annual general meeting.
BHP Billiton (BHPB) announced on 6 February 2008 its intention to make formal offers for the whole of the issued share capital of Rio Tinto Limited and Rio Tinto plc if certain pre-conditions are met. The pre-conditions to the offers relate to certain identified competition and foreign investment approvals. BHPB has indicated that the satisfaction of these pre-conditions may not occur until the end of 2008. BHPB's announcement includes a statement that, if made, the offers will be subject to a number of conditions, including (with some exceptions) that no special resolution is passed by Rio Tinto Limited or Rio Tinto plc and no shares are bought back by Rio Tinto Limited or Rio Tinto plc. The passing of any special resolution by Rio Tinto Limited (including resolutions 12 or 13), the undertaking of any buybacks, or, possibly, the payment of dividends on the DLC Dividend Shares, would technically trigger these conditions and, subject to applicable regulatory requirements, BHPB may seek to invoke those conditions. The Takeover Panel in the United Kingdom has indicated that it will not permit BHPB to invoke a condition unless the Panel is satisfied that the matter is material to the proposed offers. The directors consider that the passing of the resolutions set out in this notice of meeting would not be material to the proposed offers. Prior to taking any actions under the authorities granted pursuant to the resolutions, such as undertaking buybacks or the payment of dividends on the DLC Dividend Shares, the directors will take into account whether such actions could entitle BHPB to invoke a condition to its proposed offers.

Back to Contents

Resolution 1 – Receipt of reports and financial statements
The directors are required by the Corporations Act to present the financial report, the Directors’ report and the Auditors’ report to the meeting.

Resolution 2 – Approval of the Remuneration report
Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 103 to 117 of the 2007 Annual report. The report can also be found on the Rio Tinto website.

Resolutions 3 to 9 – Election and re-election of directors
Under Rio Tinto Limited’s constitution, any director appointed by the directors as an additional director holds office only until the next annual general meeting. Dick Evans, Yves Fortier and Paul Tellier have each been appointed a director of Rio Tinto since the last annual general meeting and, in accordance with the constitution, retire and offer themselves for election.

The board believes the election of Dick Evans, Yves Fortier and Paul Tellier is in the best interests of the Rio Tinto Group as they bring skills, experience and knowledge to the board proceedings which will enhance and maintain an effective board. Their appointment was recommended to the board by the Nominations committee following the acquisition of Alcan Inc. and after appropriate review.

Under Rio Tinto’s constituent documents, any director who is elected by shareholders at the first annual general meeting after his appointment must thereafter retire and, if they so wish, offer themselves for re-election at least once every three years. This is known as retirement by rotation. In addition, it is also a requirement that at least one third of the board retire by rotation at each annual general meeting. Tom Albanese, Vivienne Cox, Richard Goodmanson and Paul Skinner retire by rotation this year and being eligible, offer themselves for re-election.

The board has adopted a policy on directors’ independence. Applying the criteria within the policy, the board is satisfied that Yves Fortier, Paul Tellier, Vivienne Cox and Richard Goodmanson are independent. Paul Skinner was, until his appointment as chairman in 2003, an independent non executive director in compliance with the UK Combined Code. He also satisfies the tests for independence under the ASX Corporate Governance Principles and the NYSE Standards. Dick Evans and Tom Albanese, as executive directors, are not independent.

Non executive directors are normally expected to serve two terms of three years each and, except where special circumstances justify it, would not normally serve more than three such terms.

Following a formal performance evaluation as described in the Corporate Governance report contained in the 2007 Annual report all the directors’ performances continue to be effective and demonstrate commitment. The board therefore recommends the election of Dick Evans, Yves Fortier and Paul Tellier and the re-election of Tom Albanese, Vivienne Cox, Richard Goodmanson and Paul Skinner. Brief biographical details of each of the directors standing for election and re-election are given below. Full details, including directors’ other appointments, are provided in the 2007 Annual report and on the Rio Tinto website: www.riotinto.com.

Dick Evans joined Rio Tinto as an executive director following the acquisition of Alcan Inc. in October 2007 where he had held several senior management positions including executive vice president and president and chief executive officer from March 2006 to October 2007. Prior to his employment by Alcan Inc., he held senior management positions with Kaiser Aluminum & Chemical Corporation. Dick is also a non executive director of AbitibiBowater Inc. and a director of the International Aluminium Institute.

Dick’s considerable experience within, and as a chief executive and board member of, major global aluminium companies enables him to provide an important contribution to the board, and he is recommended for election.

Yves Fortier joined Rio Tinto as a non executive director following the acquisition of Alcan Inc. in October 2007 where he was chairman from 2002 until the acquisition completed. Yves was Ambassador and Permanent Representative of Canada to the United Nations from 1988 to 1992 and he is chairman and a senior partner of the law firm Ogilvy Renault. He is also a non executive director of NOVA Chemicals Corporation.

Yves’ considerable experience as a Canadian diplomat and as chairman and non executive director of several large public companies enables him to make a major contribution to the board and its committees, and he is recommended for election.

Paul Tellier joined Rio Tinto as a non executive director following the acquisition of Alcan Inc. in October 2007 where he was a director from 1998. Paul was Clerk of the Privy Council Office and Secretary to the Cabinet of the Government of Canada from 1985 to 1992 and was president and chief executive officer of the Canadian National Railway Company from 1992 to 2002. Until 2004, he was president and chief executive officer of

Back to Contents

Bombardier Inc. Paul is also a non executive director of Bell Canada, BCE Inc and a Member of the Advisory Board of General Motors of Canada and Strategic Adviser to Société Générale (Canada).

Paul has many years experience within both the Canadian Government and industry and as a director of large publicly listed companies he is able to make a substantial contribution to the board and its committees, and he is recommended for election.

Explanatory notes continued

Tom Albanese was elected a director by shareholders in 2006. He joined Rio Tinto in 1993 on Rio Tinto's acquisition of Nerco and held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000, after which he became chief executive of the Copper group and head of Exploration in 2004. He took over as chief executive of Rio Tinto from Leigh Clifford with effect from 1 May 2007.

In the view of the board Tom continues to provide strong and effective leadership to the Rio Tinto Group and he is recommended for re-election.

Vivienne Cox has been a director of Rio Tinto since 2005. Vivienne is executive vice president of BP p.l.c. for Alternative Energy and is a member of the BP group chief executive's committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career at BP she has worked in chemicals, exploration, finance, and refining and marketing.

Vivienne’s experience within a large global resources company enables her to continue to make a major contribution to the board and its committees and based on a positive assessment of her performance, Vivienne is recommended for re-election.

Richard Goodmanson has been a director of Rio Tinto since 2004 and he is chairman of the Committee on social and environmental accountability. Richard is executive vice president and chief operating officer of DuPont. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for a number of the global functions, and for the non US operations of DuPont, with particular focus on growth in emerging markets.

Richard’s experience of large publicly listed multi-national companies enables him to provide a significant contribution to the board and its committees and, based on a positive assessment of his performance, he is recommended for re-election.

Paul Skinner was appointed a director of Rio Tinto in 2001 and chairman of the Rio Tinto Group in November 2003. He is also chairman of the Nominations committee. Paul graduated in law from Cambridge University and in business administration from Manchester Business School. He was previously a managing director of The Shell Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. During his career he worked in all Shell's main businesses, including senior appointments in the UK, Greece, Nigeria, New Zealand and Norway. He was CEO of its global Oil Products business from 1999 to 2003.

In the view of the board Paul continues to provide strong and effective leadership to the board and the Rio Tinto Group and he is recommended for re-election.

Resolution 10 – Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration
Under English company law, Rio Tinto plc is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. Under Rio Tinto Limited’s constitution the appointment of Rio Tinto plc’s auditors is a joint decision matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders since the dual listed companies structure was established in 1995. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. PricewaterhouseCoopers remain the auditors for Rio Tinto Limited. In accordance with English company law and corporate governance best practice, shareholders are also asked to authorise the Audit committee to fix the auditors’ remuneration.

Resolutions 11 and 12
Capital management programs

Back to Contents

Consistent with its practice in prior years, the board is seeking renewal of the shareholder approval to buy back shares in the Rio Tinto Group. The overall purpose of the buyback resolutions being put to shareholders at the annual general meetings is to provide the Rio Tinto Group with flexibility in the conduct of its capital management initiatives, whether through on or off-market share buybacks in either Rio Tinto Limited or Rio Tinto plc.

These approvals were most recently renewed at last year's annual general meetings. Since that time, under those authorities, no Rio Tinto Limited shares have been bought back and Rio Tinto plc purchased 9,165,000 Rio Tinto plc ordinary shares on-market. At the time the Rio Tinto Group announced its offer for Alcan Inc. on 12 July 2007, Rio Tinto announced that the buyback program had been discontinued. Nonetheless, the Rio Tinto Group may wish to buy back shares again and so the board considers it prudent to renew authorities to maintain flexibility in its capital management.

When returning cash to shareholders through buying back shares, the directors take a number of matters into account in determining which shares to buy back, including any differential between the Rio Tinto Limited and Rio Tinto plc share prices. The shares in Rio Tinto plc are presently trading at a discount to the shares in Rio Tinto Limited. In the past, where such a discount was in place at the time the Rio Tinto Group decided to buy back shares, the directors formed the view that it would be in the best interests of all shareholders in the Rio Tinto Group for the capital management program to be implemented by buying back Rio Tinto plc shares. However, to maintain flexibility, and given that the price differential may change, the directors believe that they should obtain shareholder approvals to undertake a range of buybacks, should the directors decide it is in the best interests of shareholders to undertake them, although no decision has been made whether there will be any purchases of shares by the Rio Tinto Group in either Company.

The DLC equalisation principles ensure that entitlements to capital and income will be the same for all continuing shareholders regardless of whether Rio Tinto plc’s or Rio Tinto Limited’s shares are purchased or which Company acts as the purchaser.

Resolution 11 asks shareholders to renew approval for buybacks by Rio Tinto Limited of its fully paid ordinary shares (Ordinary Shares) under on-market purchases. In addition, under resolution 12 Rio Tinto Limited is seeking to renew its authority to buy back up to all the Ordinary Shares held by Tinto Holdings Australia Pty Limited (THA) in Rio Tinto Limited. THA is a wholly owned subsidiary of Rio Tinto plc that currently holds approximately 37.4 per cent of the Ordinary Shares in Rio Tinto Limited.

Explanatory notes continued

Resolutions 11 and 12 are to be voted on by Rio Tinto Limited’s shareholders only and further details on these resolutions are set out below.

As usual, the intention is also to seek Rio Tinto plc shareholder approval to renew the existing authority for Rio Tinto plc and Rio Tinto Limited (or any subsidiary) to make purchases of shares in Rio Tinto plc. This includes the authority to allow Rio Tinto Limited (or any subsidiary) to purchase shares in Rio Tinto plc and for those shares to be repurchased by Rio Tinto plc, on the terms of an agreement between the Companies referred to as the “UK Purchase Agreement”. The precise extent, manner and timing of such purchases, if they are to occur, will be determined by, among other things, prevailing market conditions. While approval for Rio Tinto Limited to purchase Rio Tinto plc shares has been in place since 1998, to date, buybacks of Rio Tinto plc shares on market have been done by Rio Tinto plc.

It is the intention that any shares so acquired by Rio Tinto Limited (or any subsidiary) in Rio Tinto plc will be repurchased by Rio Tinto plc in accordance with the terms of the proposed UK Purchase Agreement. These terms, which require approval from Rio Tinto plc shareholders at the 2008 annual general meeting of Rio Tinto plc, are not materially different from the terms approved by shareholders at the 2007 Rio Tinto plc annual general meeting. In particular, the terms will provide for each parcel of shares to be repurchased for a price between nominal consideration of 1 penny and market value. From the perspective of the Rio Tinto Group's cash, gearing and resources, it makes no difference whether Rio Tinto plc shares are bought back directly by Rio Tinto plc or bought by Rio Tinto Limited and sold to Rio Tinto plc, as these transactions are internal to the Rio Tinto Group.

If a nominal price is paid by Rio Tinto plc for the shares bought by Rio Tinto Limited on-market, it will result in a reduction of Rio Tinto Limited's retained earnings (to the extent of any difference between the price paid for the shares by Rio Tinto Limited and the sale price of those shares to Rio Tinto plc). However, the directors intend only to proceed with any such transactions where they are confident they can do so without constraining Rio Tinto Limited’s ability to maintain its progressive dividend policy and to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

Back to Contents

Under the dual listed companies agreements, the approval for buybacks by Rio Tinto plc, and the purchases of Rio Tinto plc shares discussed above, is voted on by Rio Tinto plc shareholders only. Similarly, the approval for Rio Tinto Limited to buy back shares in Rio Tinto Limited held by Rio Tinto plc is voted on by Rio Tinto Limited shareholders only. As any sale by Rio Tinto Limited to Rio Tinto plc is an internal Rio Tinto Group transaction only, the Australian Securities Exchange (ASX) has granted a waiver from ASX Listing Rule 10.1 to the extent that the rule may have required shareholder approval.

The directors will only buy back shares, whether on-market or off-market and whether in Rio Tinto Limited or in Rio Tinto plc and sell any shares under the UK Purchase Agreement, where they believe it is in the best interests of the relevant Company and the Rio Tinto Group to do so.

In respect of the BHPB announcement on 6 February 2008 (and the offer conditions in that announcement), please refer to the discussion at the start of the explanatory notes on page 4.

Resolution 11 – Renewal of on-market share buyback authorities
The board is seeking shareholder approval under resolution 11 to make on-market purchases of Ordinary Shares during the period until the 2009 annual general meeting or 23 April 2009 inclusive (whichever is the later), but subject to the cap discussed below. Such specific authority is in addition to Rio Tinto Limited’s ability to undertake buybacks under the Corporations Act where shareholder approval is not required.

At this stage, no decision has been made as to whether any on-market buyback will proceed (and, if so, the timing of any such buyback) or as to whether more than one on-market buyback program will proceed.

On-market buybacks allow Rio Tinto Limited to buy back shares over time, depending on market conditions and prices. Any on-market buybacks would occur in accordance with the Listing Rules of the ASX from time to time. At present, the Listing Rules state that the price at which Rio Tinto Limited buys back Ordinary Shares on-market must not be more than five per cent above the average market price (as that term is defined in those Listing Rules) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the day on which shares are to be bought back.

The board believes that the buybacks authorised under resolution 11 could be undertaken without prejudicing the Rio Tinto Group’s ability to maintain its progressive dividend policy. The board does not consider that such buybacks would pose any significant disadvantage to shareholders or that there would be any material impact on the control of the Rio Tinto Group or the relative voting power of shareholders in each of Rio Tinto Limited and Rio Tinto plc (this is discussed further below).

Size of any buybacks
The authority sought by resolution 11 permits Rio Tinto Limited to buy back Ordinary Shares on-market, during the period following the approval until (and including) the 2009 annual general meeting or 23 April 2009 (whichever is the later), up to a limit of 28.57 million Ordinary Shares. This number represents approximately 10 per cent of the number of Ordinary Shares on issue in the capital of Rio Tinto Limited as at 29 February 2008, excluding from that number the Ordinary Shares held by THA1. Any Ordinary Shares bought back from THA under the authority sought in resolution 12 are excluded from the calculation of the number of Ordinary Shares Rio Tinto Limited may be able to buy back under this limit. Subject to this limit, the number of Ordinary Shares to be bought back (if any) will be determined by the directors.

1 As at 29 February 2008, Rio Tinto Limited had 456,815,943 Ordinary Shares on issue, of which 171,072,520 were held by THA.

Explanatory notes continued

Effect on Rio Tinto Limited
Financial impact
The consideration paid under any on-market buybacks undertaken pursuant to resolution 11 would be cash and all Ordinary Shares bought back by Rio Tinto Limited would be cancelled. No decision has been made as to how the buybacks would be funded. The board only intends to proceed with such buybacks and fund them by debt if the funding required for any such buybacks would be within the debt capacity of the Rio Tinto Group and so would not be expected to have any adverse effect on existing operations or current investment plans.

By way of illustration, a repurchase by Rio Tinto Limited of Ordinary Shares with a total value of A$500 million would (if funded by debt) increase net debt and reduce shareholders’ funds by A$500 million and, on the basis of the Rio Tinto Group’s 2007 audited financial statements, the ratio of net debt to total capital would increase by 0.6 per cent.

Back to Contents

If they proceed, the precise impact of any buybacks will not be known until they are completed as this will depend on the buyback price paid, the number of Ordinary Shares repurchased and the timing of the repurchases.

Effect on control
While all ordinary shareholders in Rio Tinto Limited would have an opportunity to participate in any on-market buyback, the percentage of shares bought back from a shareholder would depend on the number they seek to sell, the price at which they offer to sell and the number of shares Rio Tinto Limited buys back.

Given the maximum aggregate size of any buybacks under resolution 11, they are not expected to have any change of control implications for Rio Tinto Limited or the Rio Tinto Group. On its own, an on-market buyback by Rio Tinto Limited would reduce the number of ordinary shares in Rio Tinto Limited on issue as a proportion of the total number of ordinary shares on issue in the Rio Tinto Group (that is, the ordinary shares on issue in Rio Tinto Limited and in Rio Tinto plc combined). However, if there were to be buybacks of Rio Tinto plc ordinary shares, the number of Rio Tinto plc ordinary shares on public issue would also reduce and so there may not be a change in this proportion. Given the limit on the size of the buybacks permitted under the authorities being sought, the board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Rio Tinto Group or on the relative voting power of the shareholders in each of Rio Tinto Limited and Rio Tinto plc. THA will not vote on resolution 11.

Other information
Share price information
The closing price of Rio Tinto Limited’s Ordinary Shares on the ASX on 29 February 2008 was A$137. The highest and lowest market sale prices for the Ordinary Shares on the ASX during each of the preceding four months were as follows:

			Volume
			Weighted
	Low	High	Avg Price*
Month	A$	A$	A$
February	120.99	138.30	129.21
January	99.52	134.90	116.56
December	127.07	147.88	130.56
November	107.00	149.99	129.28

Source: IRESS

*Calculated as the total value of Ordinary Shares divided by the total volume of Ordinary Shares traded on the ASX over the specified month. Includes exercise of options.

Australian tax considerations
If Rio Tinto Limited were to undertake an on-market buyback, all of the price paid to shareholders to buy back their Ordinary Shares would, for Australian taxation purposes, be treated as consideration in respect of the sale of their shares. As such, no part of the price paid would be treated as a deemed dividend and so for a vendor shareholder, the disposal would be treated in the same way as any other disposal of shares on-market by the shareholder. For Rio Tinto Limited, the effect of an on-market buyback may be to reduce its available franking credits, even though no part of the price paid to shareholders will be treated as a deemed dividend for tax purposes.

While on-market buybacks may result in a reduction of available franking credits, the board nonetheless expects Rio Tinto Limited to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

The Board of Taxation is currently undertaking a review of the tax treatment of share buybacks. It is not known when the review will be completed or the outcome of that review. Any decision to proceed with any buybacks will take into account the outcome of that review if known at that time.

Foreign Investment Review Board (FIRB)
Rio Tinto Limited is required to seek approval from FIRB for any share buybacks. As has been the case in the past, the Company has therefore submitted its application for such approval to FIRB.

Explanatory notes continued

Resolution 12 – Renewal of authorities to buy back shares held by Rio Tinto plc

Back to Contents

The purpose of resolution 12 is to seek renewal of the authorities previously granted by shareholders for Rio Tinto Limited to buy back Ordinary Shares from THA (a wholly owned subsidiary of Rio Tinto plc) under a selective buyback agreement. Such authorities have been in place since 1998 and are regularly renewed by Rio Tinto Limited to maintain flexibility in its capital management program. The authorities were last renewed at the 2007 annual general meeting, though no shares were bought back under last year's authority.

The directors will only proceed with any buybacks under this authority if they believe them to be in the best interests of shareholders.

The terms of the selective buybacks from THA the subject of resolution 12 are set out in the draft buyback agreement entitled “2008 RTL-THA Agreement”. In summary, Rio Tinto Limited will be able to buy back, from time to time, such number of Ordinary Shares as nominated by Rio Tinto Limited, up to all the Ordinary Shares held by THA. The directors would only nominate such number of Ordinary Shares to be bought back as they considered was in the best interests of Rio Tinto Limited. Shares bought back from THA under this authority would be bought back at a price to be agreed between Rio Tinto Limited and THA at the time, provided that the price per share is not greater than the average market price (as that term is defined in the Listing Rules of the ASX) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the day on which the shares are to be purchased.

The consideration would be cash, securities or such other valuable consideration as is agreed. Given the dual listed companies structure, the consideration for any buybacks from THA would remain within the Rio Tinto Group.

Accordingly, any such buybacks are not expected to have any adverse effect on existing operations or current investment plans. In particular, if funded by borrowings, the Rio Tinto Group’s gearing and interest cover would remain at prudent levels.

The continued ability to buy back shares held by THA facilitates the management of the Rio Tinto Group’s cash resources and financing and such buybacks would not have any material effect on the control of the Rio Tinto Group.

As noted above in relation to resolution 11, the Board of Taxation is undertaking a review of the tax treatment of share buybacks. The following comments are based on the law as it currently stands. For Australian taxation purposes, a buyback from THA would constitute an ‘off-market’ buyback. As such, the price paid would have two components for Australian tax purposes: a capital component and a deemed dividend component. If the deemed dividend component was franked, the effect would be to reduce Rio Tinto Limited's available franking credits, though the board expects Rio Tinto Limited to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

Rio Tinto has sought FIRB approval for any buybacks under resolution 12. THA and its associates will not vote on resolution 12.

Resolution 13 – Amendments to the terms of the DLC Dividend Shares
This resolution seeks shareholder approval for amendments to the terms of the “DLC Dividend Shares” which were approved by shareholders at the 2002 annual general meetings.

At present, a subsidiary of Rio Tinto Limited holds one DLC Dividend Share in Rio Tinto plc. Similarly, a subsidiary of Rio Tinto plc holds one DLC Dividend Share in Rio Tinto Limited. The DLC Dividend Shares were issued solely for the purpose of allowing dividends to be paid to the Rio Tinto Group companies which are the holders of the respective DLC Dividend Shares, thereby facilitating the management of Rio Tinto’s funds between the Rio Tinto Limited and Rio Tinto plc parts of the Rio Tinto Group.

The rights attaching to the DLC Dividend Shares are very limited and are set out in Rule 5A of Rio Tinto Limited’s constitution and in Article 8A of Rio Tinto plc’s articles of association. Dividends payable on the DLC Dividend Shares cannot be used in any circumstances to transfer funds outside the Rio Tinto Group.
A dividend cannot be paid on the DLC Dividend Share issued by Rio Tinto Limited to a subsidiary of Rio Tinto plc unless there has been at least one dividend paid on Rio Tinto Limited’s ordinary shares since the date of payment of the last dividend paid on such DLC Dividend Share. Similarly, a dividend cannot be paid on the DLC Dividend Share issued by Rio Tinto plc to a subsidiary of Rio Tinto Limited unless there has been at least one dividend paid on the ordinary shares of Rio Tinto plc since the date of payment of the last dividend paid on such DLC Dividend Share. The directors will not approve the payment of a dividend on a DLC Dividend Share if such payment adversely impacts the ability of Rio Tinto Limited or Rio Tinto plc to pay dividends on their ordinary shares. Further, the directors intend only to proceed with any dividends on these DLC Dividend Shares where they are

Back to Contents

confident they can do so and continue to be in a position to fully frank dividends on Rio Tinto Limited ordinary shares for the reasonably foreseeable future.

The amount of dividends payable on the DLC Dividend Share issued by Rio Tinto Limited is limited to the aggregate dividend last paid on Rio Tinto Limited’s ordinary shares. Similarly, the amount of dividends payable on the DLC Dividend Share issued by Rio Tinto plc is limited to the aggregate dividend last paid on the ordinary shares of Rio Tinto plc. Resolution 13 proposes to remove this restriction so that Rio Tinto can manage more efficiently the movement of funds within the Rio Tinto Group, consistent with its operation as a single economic entity. Capital management considerations at the time of setting up the DLC Dividend Shares were quite different and the Group has grown significantly since 2002. The board believes that the benefits of increased flexibility around capital management through the use of the DLC Dividend Shares are now also better understood. With the removal of the cap, Rio Tinto’s ability to allocate its internal funds to its operating and investment activities would therefore be significantly improved. All other rights attaching to the DLC Dividend Shares will remain unchanged. The fundamental equalisation principle of Rio Tinto’s dual listed companies structure that holders of ordinary shares in Rio Tinto Limited and Rio Tinto plc receive equal cash dividends per share would be preserved.

Please refer to the discussion at the start of the explanatory notes on page 4, in respect of the BHPB announcement on 6 February 2008 (and the offer conditions in that announcement).

Shareholder information

Useful addresses

Shareholders
Please contact the registrar if you have any queries about your shareholding.

Computershare Investor Services Pty Limited
GPO Box 242 Melbourne Victoria 3001
Telephone: +61 (0) 3 9415 4030
Facsimile:   +61 (0) 3 9473 2500
Australian residents only
Toll free: 1800 813 292
Website: www.computershare.com

General enquiries
If you require general information about Rio Tinto please contact the Communications and External Relations department.

Registered Office
Rio Tinto Limited
Level 33, 120 Collins Street
Melbourne, Victoria 3000
ABN: 96 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile:   +61 (0) 3 9283 3707
Website: www.riotinto.com

Back cover
Rio Tinto
Notice of annual general meeting
2008